Exhibit 99.1

RICHMONT MINES INC.

Code of Business Conduct and Ethics
Adopted by the Board of Directors on October 25, 2006
Revised on June 13, 2012

INTRODUCTION

This Code of Business Conduct and Ethics (the “Code") has been adopted by the Board of Directors of Richmont Mines Inc. (the “Corporation”). This Code covers a wide range of business practices and procedures. It does not cover every issue that may arise, but it sets out basic principles to guide all employees, officers and directors of the Corporation. In this document the term “Corporation" refers to Richmont Mines Inc. and its subsidiaries.

Obeying the law, both in letter and in spirit, is the foundation on which this Corporation's ethical standards are built. All of the Corporation's employees, officers and directors must conduct themselves accordingly and seek to avoid even the appearance of improper behavior. All employees, officers and directors are expected to adhere to the principles contained in this Code. Consultants and contractors retained by the Corporation are also expected to conduct themselves in accordance with the principles of this Code in their activities relating to the Corporation. The employee or director retaining the services of a consultant or contractor should take all responsible steps to prevent the violation of this Code by such consultant or contractor.

Employees and directors will be held accountable for their adherence to this Code. Failure to observe the terms of this Code may result in disciplinary action, including suspension, termination of employment or removal from the Board of Directors. Furthermore, violations of this Code may be violations of the law and may result in civil and criminal liabilities.

COMPLIANCE WITH LAWS

Compliance with all applicable laws and regulations is essential to the conduct of the Corporation's business.

CONFLICT OF INTEREST

In discharging their duties, employees, officers and directors must act honestly and in good faith having in view the best interest of the Corporation. A "conflict of interest" exists when a person's private interests interfere with the interests of the Corporation. All employees, officers and directors must avoid situations involving a conflict of interest unless it has been approved by the Board of Directors of the Corporation. In particular, any activity which would allow an employee, an officer, a director, or a member of their immediate family, to enjoy personal gain or benefit as a result of their relationship with the Corporation would be considered a conflict of interest.

CORPORATE OPPORTUNITIES

Employees, officers and directors have a duty to advance the Corporation's legitimate interests when the opportunity to do so arises. Employees, officers and directors are prohibited from taking for themselves personally opportunities that are discovered through the use of corporate property, information or position without the consent of the Board of Directors. No employee or director may use corporate property, information, or position for improper personal gain, and no employee may compete with the Corporation directly or indirectly.

PROPER ACCOUNTING

Employees, officers and directors must comply with prescribed accounting, internal accounting, and auditing procedures and controls at all times. All records must accurately reflect and properly describe the transactions they record. All assets, liabilities, revenues and expenses shall be properly recorded on a timely basis in the books of the Corporation. Each employee must be vigilant in preventing fraud and dishonesty, and report immediately any evidence of wrongdoing.

INSIDER TRADING

Generally, Canadian securities laws prohibit trading in the securities of a Corporation while in possession of material, non-public information regarding such Corporation. The Corporation and its employees, officers and directors are subject to such laws and regulations. As a result, employees, officers and directors shall not buy or sell Corporation's stock or make recommendations regarding it based upon insider information. Insider information is material information that is not generally known by those outside the Corporation that could affect the value of the Corporation's stock.

CONFIDENTIAL INFORMATION

Employees, officers and directors may not directly or indirectly use or disclose any secret or confidential knowledge or data of the Corporation, except as authorized in their ordinary course of employment or as required by law. Any notes, memoranda, notebooks, drawings or other documents made, compiled or delivered to employees during the period of their employment are the exclusive property of the Corporation and must be turned over to it at the time of termination of their employment or at any other time upon the Corporation's request. Additionally, while it is appropriate to gather information about the Corporation's markets, including publicly available information regarding competitors, employees and officers should not seek to acquire proprietary and confidential information of competitors by unlawful or unethical means, including information resulting in the breach of nondisclosure obligations by competitors' employees or other third parties.

PROTECTION AND PROPER USE OF CORPORATION ASSETS

All employees, officers and directors should endeavour to protect the Corporation's assets and ensure their efficient use. The use of any funds or other assets of, or the providing of any services by, the Corporation for any purpose which is unlawful under applicable laws of Canada or of the United States is prohibited. Employees, officers and directors may not use employees, materials, equipment or other assets of the Corporation for any unauthorized purpose.

Employees ceasing employment with the Corporation shall return all assets, documents, or data belonging to the Corporation such as computer hardware and software, database, cellular phones, credit card, books, etc.

INVENTIONS, DEVELOPMENTS, IMPROVEMENTS

Any inventions, developments or improvements which are conceived by employees during their period of employment by the Corporation must be promptly disclosed to the Corporation in writing, and will in most cases be the Corporation's exclusive property.

HARASSMENT OR DISCRIMINATION

The Corporation is committed to encouraging the respect of individuals, their integrity and their dignity by ensuring that the working environment and relations between employees shall be free of discrimination and harassment.

DRESS CODE

The Corporation has not adopted any specific Dress Code. However, an employee of the Corporation must wear appropriate clothing in accordance to his/her function and responsibilities.

ENVIRONMENTAL RESPONSIBILITY

All employees, officers and directors are required to comply with all applicable federal, provincial and local laws and regulations relating to the protection of the environment. Additionally, employees, officers and directors must comply with all environmental policies adopted by the Corporation.

GIFTS

Employees may not accept directly or indirectly a gift from a third party which has a relationship with the Corporation such as a contractor or as a supplier of goods or services without having a written authorization from the management committee. However, if an employee receive a gift with a value of less than 100$ CA, the authorization of the management committee is not required, but the employee must advise his/her immediate supervisor.

COMPLIANCE AND REPORTING

The Corporation expects employees, officers and directors to take all responsible steps to prevent a violation of this Code. Any employee, officer or director who observes or otherwise becomes aware of any illegal, unethical behavior or any violation of the Code shall report the violation as soon as reasonably possible.

Employees are encouraged to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action to take in a particular situation. It is the policy of the Corporation not to allow retaliation for reports of misconduct by others made in good faith by employees. Employees, officers and directors are expected to cooperate in internal investigations of misconduct. These matters will be treated with discretion and diligence.

Employees who experience or observe any breach to this Code including work related discrimination, harassment or similar problems are urged to report them to a senior officer of the Corporation.

If your concerns relate to the conduct of the Chief Executive Officer or any other senior executive or financial officer, you may also report your concerns to the Chairman of the Board.

If you wish to report an allegation anonymously, you must provide enough information about the incident or situation to allow the Corporation to investigate properly.

In the case of accounting, internal accounting controls or auditing matters, we refer you to the Corporation’s internal Whistleblower Policy, a copy of which is attached to this Code as Schedule A, which sets out the procedure to make a report of irregularity.

WAIVERS OF THE CODE

Every effort will be made to resolve potential conflicts of interest or other ethics code situations when these are disclosed promptly to management, and the parties involved have acted in good faith. In the unlikely event potential conflicts cannot be resolved, waivers will only be given for matters where appropriate. Any waivers for executive officers and directors must be approved, in advance, by the Board of Directors, and will be promptly disclosed if required by law or stock exchange regulation.

CERTIFICATION

Each employee, officer and director will be required to certify that he or she has read this Code of Business Conduct and Ethics and is in compliance.

Employee, officer or director signature	Date

Employee, officer or director name (Print)

SCHEDULE A

WHISTLEBLOWER POLICY

Pursuant to legal requirements, the policy of Richmont Mines Inc. (the “Corporation”) is to allow every employee who, of good faith, has knowledge of possible irregularities with regards to internal accounting, auditing or internal accounting controls of the Corporation, to report or denounce his or her concerns in confidence, without fear of reprisals.

The internal control and disclosure procedures of the Corporation are intended to prevent, detect and rectify any infractions to the statutes and regulations governing corporate disclosures, the method and controls of accounting and auditing, the conformity with respect to securities and the fraud against shareholders. Such infractions may include: the insufficiency of or the non-compliance to internal accounting controls; an inexact disclosure, a fraud or misrepresentations in the Corporation’s bookkeeping and financial disclosures, or the failure to comply with the statutes or regulations that may substantially or adversely affect the exactitude or the exhaustiveness of the Corporation’s public disclosure documents.

Neither the Corporation, nor any of its employees may use reprisals or discriminate against an employee that reports information that he reasonably believes sufficient to substantiate a report of irregularity under the terms exposed herein.

Any employee of the Corporation who desires to make a report of irregularity is required to do so, by email, mail or telephone, directly to a member of the Corporate Governance committee of the Corporation, Réjean Houle, at the following address:

Réjean Houle
CLUB DE HOCKEY CANADIEN INC.
1260 De La Gauchetiere Street West
Montreal, Quebec, H3B 5E8
Telephone: 514-989-2869
Fax: 514-925-2144
E-mail: rhoule@canadiens.com

If the disclosure concerns the secretary and external legal counsel of the Corporation or in the case of a possible conflict of interest, the report must be submitted to the Director of Finances, Nicole Veilleux at the following address:

Nicole Veilleux
RICHMONT MINES INC.
161 Principal Avenue
Rouyn-Noranda, Quebec, J9X 4P6
Telephone: 819-797-2435, extension 223
Fax: 819-797-0166
E-mail: denonciation@richmont-mines.com

A report of irregularity may be submitted anonymously and by email, fax, mail or telephone. If written, the report must mention the words “Personal and Confidential”. Every report submitted confidentially will remain confidential.

A report of irregularity should be factual rather than speculative or conclusive and should include all the information of which the person reporting has knowledge in support of his affirmations. The Corporation, together with its audit committee, will be responsible for determining whether the report contains reasonable grounds to conduct an investigation and may decide not to act on it if the report is too imprecise or does not contain sufficient corroborative information. Where an investigation is justified, the Corporation will conduct any appropriate investigation and will take the necessary measures to rectify the situation. Every employee of the Corporation is invited to use these procedures, which are subject to the control and the authority of the Corporation’s audit committee.

Unless a report is submitted anonymously, the person reporting will be informed of the results of any investigation.